SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

OTI Reader Certified for Discover Network Contactless Payment System

OTI’s Saturn 5000 to Support Discover Network’s Fast, Secure, and Simple Contactless
Payment System Worldwide

Fort Lee, NJ – November 29, 2006 – On Track Innovations (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions today announced that Discover Network, a business unit of Discover Financial Services and Morgan Stanley (NYSE: MS), has certified the Saturn 5000 contactless reader for use with Discover Network’s contactless payment application.

The certification process ensures that the Saturn 5000‘s reader technology is able to support Discover Network’s proprietary contactless payment solution. Additional OTI readers are in the certification process.

“The certification of the Saturn 5000 is the latest milestone in Discover Network’s ongoing efforts to provide an efficient, safer and more convenient contactless payment solution to our merchants, issuers and their cardholders,” said Joby Orlowsky, vice president of marketing for Discover. “By continuing to identify and certify card readers that meet our stringent standards of quality, security, and ease of use, we expect our momentum in contactless payments to accelerate even more rapidly.”

Compatible with major POS terminal providers and acquirers, Saturn 5000‘s enhanced features allow the reader to support multiple application programs and read a variety of payments sources, including credit cards and key fobs and cell phones. The console’s plug-and-play design and small footprint facilitates quick upgrades of existing POS terminals to accept contactless payments. And because the reader faces the customer, the Saturn 5000 enables easier and faster payment transactions. Additionally, OTI’s patented matched antenna technology provides more effective power consumption, reliable and stable communications, and additional levels of security and encryption throughout the communication link.

“Discover Network’s certification of OTI’s Saturn 5000 reader helps validate our expertise and growing technological leadership in contactless payment solutions,” said Oded Bashan, chairman, president and CEO of OTI. “As a leading payments network, Discover Network greatly extends our support of contactless programs from major financial institutions and brands.”

About Discover Financial Services
Discover Financial Services LLC, a business unit of Morgan Stanley (NYSE: MS), operates the Discover Card with more than 50 million Cardmembers, and the Discover Network with more than 4 million merchant and cash access locations. Discover Financial Services also operates the PULSE ATM/debit network, which serves over 4,200 financial institutions and includes almost 250,000 ATMs and approximately 3.4 million POS terminals. For more information, visit www.discovercard.com, www.discovernetwork.com or www.pulse-eft.com.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets.  Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by the failure of Discover Network Holdings to use OTI solutions for its contactless reader, our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communications	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: November 29, 2006